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SEC
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JAN 3 1 2022
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2020 (MM/DD/YY) AND ENDING 11/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Grace Municipal Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road
(No. and Street)

Spotswood	NJ	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mundy 732-251-2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Ste 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Mundy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities, as of November 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24th day of January, 2022

Signature

Vice President

Title

Notary Public

James V. Pustai
NOTARY PUBLIC
State of New Jersey
ID # 50043976
My Commission Expires 8/15/2026

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2021

STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2021

CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. ("Company") as of November 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Sterling Grace Municipal Securities Corp. as of November 30, 2021, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Sterling Grace Municipal Securities Corp.'s auditors since 1998.

Livingston, New Jersey
January 28, 2022

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2021

ASSETS

Cash and cash equivalents	$ 13,380,623
Clearing deposit account	500,000
Securities owned - trading	24,107,724
Accrued interest receivable	276,014
Security deposits	1,995
Equipment, net of accumulated depreciation of $28,583	5,717
Income tax receivable	291,116
Office right of use	68,851
Total Assets	$ 38,632,040

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 21,675,226
Loans payable - related parties	500,000
Accrued expenses	12,571
Taxes Payable	510,000
Operating lease	69,108
Underfunded pension liability	463,817
Deferred tax liability	722,044
Total Liabilities	23,952,766
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	14,679,274
Total Liabilities and Stockholders' Equity	$ 38,632,040

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED NOVEMBER 30, 2021

REVENUE:	
Trading income, net	$ 4,444,466
Commissions	6,029
Interest	2,419,930
Total Revenue	6,870,425
OPERATING EXPENSES:	
Compensation	835,050
Payroll taxes	50,638
Employee benefits	861,645
Telephone	7,873
Lease expense	60,140
Subscriptions	121,330
Office expense	14,571
Clearance charges	32,094
Regulatory fees and assessments	9,856
Interest expense - clearing broker	949,847
Professional fees	45,250
Postage	748
Stationary and supplies	657
Depreciation	3,430
Other	11,494
Interest expense - other	23,750
Total Operating Expenses	3,028,373
GAIN FROM OPERATIONS BEFORE TAXES	3,842,052
INCOME TAXES	971,715
NET INCOME	$ 2,870,337

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2021

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2020	$ 48,000	$ 11,760,937	$ 11,808,937
Net income	-	2,870,337	2,870,337
Balance, November 30, 2021	$ 48,000	$ 14,631,274	$ 14,679,274

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2021

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 2,870,337
Adjustments to reconcile net income to net cash provided by operating activities;	
Depreciation	3,430
Deferred Tax liability	747,996
Changes in certain assets and liabilities:	
Interest receivable	184,048
Payable to clearing broker	(755,264)
Accrued expenses	(126,134)
Taxes payable	510,000
Income tax receivable	(291,116)
Right of use asset/liability	(346)
Unfunded pension liabiliy	463,817
Prepaid expenses	2,231
Securities owned - trading	(749,400)
Net Cash Provided By Operating Activities	2,859,599
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,859,599
CASH AND CASH EQUIVALENTS:	
Beginning of year	10,521,024
End of year	$ 13,380,623

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 962,601
Income taxes	$ 2,605

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (TOPIC 606), ("ASU 2014-09) as amended, which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Security transactions are recognized outside of ASU 2014-09 and accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined on average cost method.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition: (Continued)
Commission income is recorded when earned on a monthly basis. This revenue is collected on equity transactions conducted by the Company by the third-party broker dealer (Hilltop Securities Inc.) and credited to the Company at the end of each month.

Interest income is recorded when earned on a monthly basis. This revenue is based on the amount of money on deposit at the third-party broker dealer (Hilltop Securities Inc.) and the amount of bond inventory and related accrued interest.

Security Valuation:
Fair value measurements establish a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal and corporate bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2021, the Company's securities owned are Level 2.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

	Level 1	Level 2	Level 3	Total
Securities Owned				
State and municipal bonds:	$ -	$24,107,724	$ -	$24,107,724

Income Taxes:
The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2021, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2021 financial statements.

Leases:
The Company records assets and liabilities on the balance sheet for lease related rights and obligations and disclose key information about its leasing arrangements. This standard establishes a right-of-use ("ROU") model that requires the Company to recognize ROU assets and lease liabilities on the balance sheet for all leases with a term longer than 12 months. See Note 6 for additional information.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2021, through January 28, 2022, the date which the financial statements were available to be issued and found no material events.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2021, the amount due to the Clearing Broker was $21,675,226. All amounts due to the Clearing Broker are collateralized by the securities held by the Company and cash and equivalents held by the Clearing Broker. The Clearing Broker charges interest monthly. The rate was 4.49% for the entire year ended November 30, 2021. Interest expense amounted to $949,847 for the year ended November 30, 2021.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 for the year ending November 30, 2021, which was calculated on a 365 day year.

NOTE 5 - PENSION PLANS:

CASH BALANCE PLAN

The Company sponsors a Cash Balance Plan. The Cash Balance Plan is a defined benefit plan covering all employees. The latest available valuation date for the plan was as of December 31, 2020.

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

NOTE 5 - PENSION PLANS: (continued)

Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance account consists of the accumulated value of all cash balance credit and interest credits provided under the terms of the Plan. Cash Balance credits are based on a participant's age and ownership in the Company.

The following tables set forth further information about the Company's Cash Balance Plan as of December 31, 2020.

Plan asset changes:	**December 31, 2020**
Fair value, beginning of year	$2,299,237
Actual return on assets	(396,654)
Employer contribution	66,163
Fair value, end of year	1,968,746

Reconciliation of Funded Status	**December 31, 2020**
Funded status	(508,376)

Weighted Average Assumptions:	**December 31, 2020**
Discount rate	5.65%
Expected long-term return on Plan Assets	5.00%
Rate of compensation increase	0%

The expected rate of return on Pension Plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long term returns by asset class. The Company's overall investment strategy and policy is based on satisfying the needs of the long-term liabilities of the Company's Cash Balance Plan.

During the year ending November 30, 2021, the Company made a minimum required contribution of $226,360. The Company made this contribution on September 13, 2021.

NOTE 5 - PENSION PLANS: (Continued)

401(k) PLAN
The Company has a voluntary 401(k) plan for all employees age 21 and older. The Company can make contributions at its discretion. The Company did not make a contribution for the year ended November 31, 2021.

NOTE 6 - COMMITMENTS:

The Company has a 24 month non-cancelable operating office lease expiring January 2023, with the option to extend for two additional years. Operating lease right-of-use ("ROU") assets are initially measured at the present value of lease payments over the lease term, plus initial direct costs, if any. The lease does not provide a discount rate and the rate cannot be readily determined, therefore the Company used an incremental borrowing rate of 5% to determine the future lease payments based on the rick free treasury rate. As of November 30, 2021, the total ROU asset and operating lease liability were $68,851 and $69,108, respectively and are presented on the Statement of Financial Condition.

The future minimum rent payments required under such non-cancelable lease as of November 30, 2021 are as follows:

Fiscal Year	
2021	$ 61,090
2022	10,199
	$ 71,289

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2021, the Company has net capital of $11,060,304, which was $10,908,468 in excess of its minimum dollar net capital requirement of $151,836. The Company's ratio of aggregate indebtedness to net capital was 20.59%.

NOTE 7 - NET CAPITAL REQUIREMENTS: (continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements".

NOTE 8 - CONCENTRATION:

At November 30, 2021, the Company's state and municipal bonds owned consist of 80% Puerto Rico bonds, 17% Northstar CSD and 3% of various other issuers.

NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. Below is a reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. and state statutory income tax rate to pretax income for the year ended November 30, 2021:

		2021
Current:		
Federal expense	$	343,771
State expense		222,980
Total Current Expense	$	566,751
Deferred:		
Federal expense	$	234,248
State expense		170,716
Total Deferred Expense	$	404,964
Provision for Income Taxes	$	971,715

NOTE 9 - INCOME TAXES: (continued)

Included in total current tax expense above is $510,000 which relates to amounts owned in relation to the Company's August 31, 2021 tax returns which were paid in December 2021. Remaining amount relates to the effect of current taxes from the period of September 1, 2021 through November 30, 2021.

At November 30, 2021, the deferred taxes relates to unrealized gains on securities owned of $2,460,115.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades heavily in municipal bonds issued by the Commonwealth of Puerto Rico and is therefore exposed to risks associated with this market.

NOTE 11 - RISKS & UNCERTAINTIES

The Company is actively monitoring the recent COVID-19 outbreak and its potential impact on our employees, clients, counter-parties, and operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have due to various uncertainties, including the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have audited the financial statements of Sterling Grace Municipal Securities Corp. ("Company") as of and for the year ended November 30, 2021, and have issued our report thereon dated January 28, 2022, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 28, 2022

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2021

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 14,679,274
Deductions and Charges		
Nonallowable assets:		
Security deposit		$ 1,995
Office right of use		68,851
Income tax receivable		291,116
Petty cash		500
Flex funding account		1,717
Fixed assets, net		5,717
		369,896
Net Capital before haircuts on security positions		14,309,378
Haircuts on securities:		
State and municipal obligations		2,919,726
Undue concentration		329,348
Total haircuts on securities positions		3,249,074
NET CAPITAL		$ 11,060,304
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses		$ 1,777,541
Loans payable - related parties		500,000
TOTAL AGGREGATE INDEBTEDNESS		$ 2,277,541
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital Requirement		$ 151,836
Excess net capital		$ 10,908,468
Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement		$ 10,832,550
Percentage of aggregate indebtedness to net capital		20.59%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2021		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA		$ 11,060,304
Net audit adjustments		-
NET CAPITAL PER ABOVE		$ 11,060,304

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 28, 2022

Sterling Grace Municipal Securities Corp.

Exemption Report
November 30, 2021

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(ii) throughout the most recent fiscal year ending November 30, 2021, without exception.

STERLING GRACE MUNICIPAL SECURITIES CORP.

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas J. Mundy
Vice President

STERLING GRACE MUNICIPAL SECURITIES CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

NOVEMBER 30, 2021

SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Sterling Grace Municipal Securities Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended November 30, 2021. Management of Sterling Grace Municipal Securities Corp. ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2021, with the total revenue amount reported in Form SIPC-7 for the year ended November 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended November 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 28, 2022

SOBELCO

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-20003 FINRA NOV 01/02/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL ROAD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Mundy 732-251-2460

2. A. General Assessment (item 2e from page 2) $ 8,785

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (7,228)

D. Assessment balance due or (overpayment) 1,557

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,557

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,557

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Grace Municipal Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President Operations
(Title)

Dated the 27th day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12-1-2020
and ending 11-30-2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,870,425
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	39,988
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 973,597	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	973,597
Total deductions	1,013,585
2d. SIPC Net Operating Revenues	$ 5,856,840
2e. General Assessment @ .0015	$ 8,785
	(to page 1, line 2.A.)